New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
board.directors@mnk.com; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie;

August 17, 2021

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:	Unlawful August 13, 2021, Annual General Meeting, Notice of Now-Active Breach of the Companies Act of 2014, § 175, Refusal of Board to Concede to Election Results Dismissing All Directors, and Fraudulent Re-Addition of Just-Dismissed Directors by Also-Dismissed, Interim, Placeholder Directors (Breach of Protocol Prescribed in Articles of Association, § 81, and proxy statement, by Joann A. Reed and Carlos V. Paya, M.D.)

Ladies and Gentlemen of the (Former) Board (the "Board"):

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to all just-dismissed directors of Mallinckrodt Plc. (the "Company"), who very clearly have a real inability to concede to, accept, and follow the voting results that ensued at the August 13, 2021, Annual General Meeting ("AGM").  That is, even despite your absolute electoral fraud to attempt manipulating those results in a way that would prevent new board members from being instituted and present board members from being dismissed.

When every single one of you received a majority of votes that removed you from office at the August 13, 2021, AGM, that was shareholders telling you "Every one of you are fired", on the spot, plain and simple.  That is a binding vote, and not something that you have any power to override, even if you abhor reality as much as your shareholders and Irish law.  On August 2, 2021, your legal counsel cited - in a private letter to BHG - that the Mallinckrodt Plc. Articles of Association and Companies Act of 2014 are two documents that the Board is bound to abide by.  The Mallinckrodt Plc. Articles of Association, § 81, stipulates the protocol to be followed when there is the "failure of any directors to be re-elected":

"If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum due to the failure of any Directors to be re-elected, then in those circumstances, the two Directors which receive the highest number of votes in favour of re-election shall be re-elected and shall remain Directors until such time as additional Directors have been appointed to replace them as Directors."

In the proxy statement (page 11), you (having approved the proxy statement) also affirm, more exactly, in your own words:

"If an election results in either only one or no directors receiving the required majority vote, either the nominee or each of the two nominees receiving the greatest number of votes in favor of his or her election shall, in accordance with our Articles of Association, hold office until his or her successor(s) is elected."

It is without question to say that you understand the protocol of the Articles of Association, § 81, when you confirmed in the proxy statement that - given no directors received a majority vote to retain their positions - you affirmed you were dismissed, to be succeeded by a nominee "elected" by shareholders, since we clearly do not trust your judgment to begin with.  You are all voted out of office, very simply, to be replaced with an elected successor, as much as you do not want to face the facts.  Joann A. Reed and Carlos V. Paya, M.D., then further breached their duties as dismissed, interim, placeholder directors, fraudulently re-adding all other fellow dismissed directors back to the board, completely evading the voting results that those ex-directors directors, just moments before, were also - again - dismissed, along with themselves (Joann A. Reed and Carlos V. Paya, M.D., as dismissed, interim, placeholder directors), to be - again - succeeded/replaced by an elected nominee.  An "election" requires shareholders voting, just as you were just-now voted out.  It is also again, a requirement of our Articles of Association (that pesky little document you said you were obligated to follow on August 2, 2021) that shareholders are able to nominate directors - you do not get to autocratically name nominees yourselves while shareholders remain muzzled in violation of the Act, § 212.  You also affirm that those incumbent directors would no longer be a part of the board after they failed to receive a majority of votes in favor of their reappointment to office (yet you fraudulently re-added them just moments after their dismissal), on page 11 of the proxy statement:

"Incumbent directors who do not receive a majority of the votes cast at the Annual General Meeting are not re-elected to the Board, and immediately following the Annual General Meeting, will no longer be members of the Board."

That cited section of the Articles of Association, the document you already stated that you must follow (Articles of Association, § 81), very clearly states that you are to be replaced because you have been dismissed, and are "no longer members of the board" (those are your words from the proxy statement).  Joann A. Reed and Carlos V. Paya, M.D. were (and are) mere, placeholder directors until replacements are "elected" through a meeting and election that actually is compliant with the numerous statutes of the Act (and our Articles of Association) that were violated as part of the incompliant August 13, 2021, AGM, and your failure to concede to the results.  You also acknowledge that shareholder nominations to appoint new directors were a right of shareholders under our corporate charter, in your proxy statement:

"As provided in its charter, the Governance and Compliance Committee will consider nominations submitted by shareholders."

Yet, you falsely stated in the proxy statement for the August 13, 2021, AGM that those nominations were being accepted (lie after lie by this Board and management), very much knowing you already requested and were in possession of an active restraining order to preclude and coerce your voters/shareholders via legal threats (definitely constituting electoral fraud, even according to the broad consensus of Wikipedia, under the official electoral fraud classification of "voter intimidation").  Directly from your restraining order (precluding and coercing all shareholders via the restraining order, § 6), § 1(e) precludes "any action seeking to nominate, appoint … any directors or officers of any Debtor".  Plain and simple, that legally precludes and prohibits the action of submitting a director nomination, in absolute violation of our Articles of Association (you just affirmed that obligation to allow nominations yourself in that last quote from the proxy statement) and the Companies Act of 2014 - both documents which you, in writing, professed and stated you had no option but to adhere to.  Yet, you continued to (and continue to) knowingly violate those obligations as fiduciaries.

Further, you are now in ongoing breach of the Act, § 175 (the Board's requirement to hold a lawful, compliant with the Act and its relevant provisions, AGM, no further than 15 months from the last), given your holding of a violation-ridden AGM, and a coinciding voting process absolutely manipulated with electoral fraud by this Board.  Voter intimidation via restraining orders against those voting, to coerce, threaten, and prevent them from exercising their rights according to the documents you already admitted you have no right to deviate from, threatening to hold shareholders in contempt of court if they exercise their rights, is - again - "electoral fraud".  Then, three-quarters of the way through the voting cycle, when you clearly realized you were illegally infringing on your shareholder rights, you did not repeal the restraining order against your shareholders, but only sent a private letter to BHG's counsel on August 2, 2021, hypocritically informing BHG that voting is the right of shareholders according to the Articles of Association and the Act, yet you already legally precluded and coerced shareholders in a restraining order to inhibit the occurrence of voting to begin with.  That letter also came months past the deadline for shareholders to exercise rights other than voting (specifically, submission of director nominations and shareholder proposals) as part of the Articles of Association and Companies Act of 2014, which you already admitted you have no right to infringe on.  You fatally interfered (and continue to interfere) with the full rights of shareholders, after you admitted you had no right to do so.  If BHG (or any shareholder) was able to nominate directors to be placed on the ballot, such as myself, there would have been more than two directors who would have been appointed upon a vote, you would not have been able to fraudulently continue to hold board seats hostage after you were all dismissed, then re-add all other disenfranchised, already dismissed, voted out, ousted, ex-Board members, after they were dismissed just moments before (to "no longer be members of the Board", according to your words in the proxy statement), in absolute breach of your fiduciary duty (Carlos Paya, M.D. and Joann Reed did not lose that fiduciary duty when serving as dismissed, interim Board members until their "successor(s)" are elected by shareholders).  The outcome of the meeting was manufactured by this Board, there was electoral fraud at hand at the powers of the Board (in violation of the Act, § 212), and the meeting held was incompliant with the Act (in particular, its relevant obligations under §§ 212, 1100, 1101, 1104, 1106, 1107, 1109, and 1110).  This Company cannot hold a meeting incompliant with the Articles of Association and Companies Act of 2014 statutory obligations surrounding the conduct required as part of AGMs, then claim they satisfied their obligation to hold an AGM under their obligation as part of the Act, § 175.  Incompliant AGMs do not count.  And even with your incompliant meeting, you still clearly did not succeed in manipulating your election results, as you still were voted out.  And now, you refuse to accept the voting results, refuse to concede to your dismissal, refuse to allow for the nomination and election of "successor(s)"/"replacements" (that your shareholders nominate - clearly, your shareholders are not interested in another election on those accomplices to your election fraud, or anyone that is associated with any of you), you fraudulently re-add those also-dismissed, and are - as of August 13, 2021 - acting as unlawful, illegal, already-dismissed directors, plain and simple.  It is also, without question, further fraud, if interim directors continue paying also-dismissed, ex-directors as a result of fraudulent re-addition to the Board by the interim Board members who were obligated to allow for "successor(s)" to be elected by their shareholders (that requires not infringing on the Articles of Association, to actually allow for nomination of new directors to be elected).  If you were not already illegally oppressing the right to an extraordinary general meeting (also an absolute right of shareholders under the Act, § 178, even if omitted from a company's constitution, as explicitly stated under that statute), shareholders would call an EGM to nominate and appoint directors that we wish to be at the helm of this Company, given we have already dismissed you all and clearly wish for other directors to be at the helm of this Company.  But, guess what?  We cannot, as you continue infringing on that right of the Act that you - again, as I do not know how many times I must say it - already admitted you have no right to deviate from, and professed you must remain compliant with.  It is despicable and disgraceful that you think it is acceptable to hold an tampered and legally incompliant AGM and "election" to just-as-fraudulently reappoint yourselves to the board (with disregard to the voting results, since you were not able to successfully manipulate those voting results as much as you attempted to through your electoral fraud), but you bar your shareholders from holding an actually legitimate general meeting, only because it would put a risk to your positions, with you not being able to manufacture the outcome of the meeting and fraudulently protect your positions through tampering and restriction of the meeting agenda items, the voting process, etc., through direct encroaching on the shareholders rights that you already professed you had no right to impede on (being they are part of the Articles of Association and Companies Act of 2014).  Directors who did not receive a majority vote to reappoint them are dismissed by shareholders, and - as you said yourself in the proxy statement - "will no longer be members of the board".  That includes the interim, placeholder directors as well, who were/are to be "replaced".  As part of your oligarchic regime (more, dictatorial now), you are saying you will all now remain a part of the Board, even after every single one of you was dismissed and you already vowed that, given you did not receive a majority vote to reappoint you to office and renew your directorship terms, all of you "will no longer be members of the board".

Very simply, this shareholder base is ensnared in one of the greatest corporate scandals and corruption schemes in the history of business (and, especially, in the history of Irish companies).  I believed that statement when I said it before, but I unequivocally believe it now, and it is very clear that shareholders are on the same page, even despite your attempt to fraudulently skew the voting results via coercion as part of legal threats.  You have now violated about every rule in the book of the exact documents that you have already admitted you must comply with, shareholders have been the victim of electoral fraud at the powers of the directors, fraudulent re-additions of directors (by also-dismissed directors), if ex-directors fraudulently re-added continue cashing paychecks as directors, also more fraud, then you held an entirely unlawful AGM and according "election", all Board members are consciously/willfully violating the Act, § 175…  How far must I go on?  Or, I should say, what would you also like to add to the sea of illegalities? The famous Walter Scott quote fits all too perfectly for the conduct of this Board: “Oh, what a tangled web we weave, when first we practice to deceive.”

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.